Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 13, 2018

Relating to Preliminary Prospectus dated September 11, 2018

Registration Statement No. 333-227284

DocuSign, Inc.

This free writing prospectus relates to, and should only be read together with, the preliminary prospectus dated September 11, 2018 (the “Preliminary Prospectus”) included in the Registration Statement on Form S-1 (File No. 333-227284) relating to the offering by certain selling stockholders of shares of common stock of DocuSign, Inc. The information in this free writing prospectus is preliminary and is subject to completion or change. This free writing prospectus updates and supplements the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Preliminary Prospectus. The Preliminary Prospectus included in the Registration Statement may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1261333/000119312518270936/d614105ds1.htm

Changes to Information in the Preliminary Prospectuses

The following information updates information under the heading “Shares Eligible for Future Sale” in the Preliminary Prospectus:

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of shares of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

A total of 156,785,672 shares of our common stock were outstanding as of July 31, 2018. Of these shares, 24,955,000 shares were sold in our IPO. These shares, along with the shares to be sold in this offering, will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act.

The remaining shares of our common stock are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rules 144 or 701 promulgated under the Securities Act.

Based on the number of shares outstanding as of July 31, 2018, under these various lock-up agreements, subject to volume and other restrictions of Rule 144 or Rule 701, shares will be released and become available for sale in the public market as follows:

•	approximately 82.2 million shares held by stockholders that are not participating in this offering, beginning on October 24, 2018; and

•

approximately 41.6 million shares held by our directors, executive officers and the selling stockholders in this offering beginning on the earlier of (i) 91 days after the date of this prospectus and (ii) the day following two full trading days after the public dissemination of our earnings results for the quarter ending October 31, 2018.

We may issue shares of our capital stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with the exercise of stock options and warrants, vesting of RSUs and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our capital stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. Sales of restricted or unrestricted shares of our common stock by affiliates are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 1.5 million shares immediately after the closing of this offering based on the number of shares outstanding as of July 31, 2018; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the holding period, notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are subject to the expiration of the lock-up agreements and market standoff provisions described below.

Form S-8 Registration Statement

We have filed a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to equity awards outstanding or reserved for issuance under our equity compensation plans. The shares of our common stock covered by this registration statement are eligible for sale in the public market without restriction under the Securities Act, subject to vesting restrictions, the conditions of Rule 144 applicable to affiliates and any lock-up agreements. See the section titled “Executive Compensation” for a description of our equity compensation plans.

Lock-Up Agreements and Market Standoff Provisions

In connection with our IPO, we, the selling stockholders in our IPO, our directors and executive officers, and the holders of substantially all of our capital stock and securities convertible into or exercisable or exchangeable for our capital stock are subject to market standoff agreements with us or have entered into lock-up agreements with the underwriters agreeing, subject to certain exceptions, not to offer, sell, or transfer any such common stock or securities for our common stock until October 24, 2018 without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters in our IPO.

In connection with this offering, subject to certain exceptions described in the section titled “Underwriters,” we have agreed with Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters that, for a period of 90 days following the date of this prospectus, we will not, directly or indirectly, dispose of any of our common stock or securities convertible into or exercisable or exchangeable for our common stock, except with the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, on behalf of the underwriters. In addition, subject to certain exceptions described in the section titled “Underwriters,” our directors, our executive officers and the selling stockholders in this offering have agreed with Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters that, until the earlier of (i) 90 days following the date of this prospectus and (ii) two full trading days after the public dissemination of our earnings results for the quarter ending October 31, 2018, they will not, directly or indirectly, dispose of any of our common stock or securities convertible into or exercisable or exchangeable for our common stock, except with the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, on behalf of the underwriters. See the section titled “Underwriters” for a more complete description of the lock-up agreements with the underwriters.

Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders, including our investors’ rights agreement and agreements governing our equity awards, that contain the market stand-off provisions referenced above, which impose restrictions on the ability of such security holders to offer, sell or transfer our equity securities for the period ending October 24, 2018, which is the 180th day following the date of the prospectus for our IPO.

Certain of our employees, including our executive officers, and directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to our IPO described above.

Registration Rights

The holders of approximately 97.6 million shares of our common stock (which includes shares offered for sale in this offering), or their transferees, are entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of the offer and sale of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Stockholder Registration Rights” for additional information.

The Issuer has filed a registration statement (including the preliminary prospectus dated September 11, 2018) with the Securities and Exchange Commission (the “SEC”) for the offering of Common Stock to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting: (i) Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by calling (866) 718-1649, or by emailing at prospectus@morganstanley.com, or (ii) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling (866) 803-9204 and (iii) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by email at prospectus-ny@ny.email.gs.com, or by calling (866) 471-2526.